Rezolve AI Limited

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

January 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Kyle Wiley Matthew Crispino Inessa Kessman Robert Littlepage

Re:	Rezolve AI Limited
Amendment No. 3 to Registration Statement on Form F-4
Filed December 6, 2023
File No. 333-272751

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) as set forth in the Staff’s comment letter dated December 18, 2023 (the “Comment Letter”), in respect of Rezolve AI Limited’s (the “Registrant” or “We”) Amendment No. 3 to Registration Statement on Form F-4, filed with the Commission on December 6, 2023 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 3 to Registration Statement on Form F-4

Questions and Answers About the Proposals

Q: What revenues and profits/losses has Rezolve generated in the last two years?, page 18

1.

Staff’s comment: Please revise your disclosure to clarify that Rezolve currently generates the majority of its revenue through the sale of radio advertisements on Radio Group radio stations and that it has not yet generated any revenue from the Rezolve Platform. Please include similar disclosure in the overview section of Rezolve’s business discussion on page 217.

U.S. Securities and Exchange Commission

January 18, 2024

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 220 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 104

2.	Staff’s comment: Please revise to show your negative cash and cash equivalents as bank overdrafts in the liability section of your pro forma condensed combined balance sheet.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105 of the Amendment.

Rezolve’s Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 234

3.

Staff’s comment: We note your statement on page F-53 that as of June 30, 2023 you have concluded that “significant doubt exits regarding the entity’s ability to continue as a going concern.” Please disclose that at the forefront of your MD& A and Liquidity sections. Your Liquidity section should comply with guidance in Item 303(b)(1) of Regulation S-K.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 237 and 258-259 of the Amendment.

Financial Statements—Rezolve AI Limited and Subsidiaries

Note 15. Business Combinations

Acquisition of Any Lifestyle Marketing GmbH (“ANY Acquisition”), page F-31

4.

Staff’s comment: We understand from your response that there are no written agreements that give you the right to ANY’s income or obligate you to fund ANY. Please tell us whether the oral agreements that establish this right and obligation are enforceable and the basis for such determination.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully refers the Staff to the contractual agreement, dated August 30th, 2021, and the excerpt which cites the rights of Rezolve (“the Buyer”) to the income of ANY:

“The Sellers and the Buyer“ agree that all revenues and income of Any Lifestyle Marketing GmbH“ beginning with the 01. August 2021 will be in beneficial ownership of the Buyer“.

The Registrant is supplementally providing the contractual agreement.

The Registrant is providing further support for the conclusion that the oral agreements establish enforceable obligations to fund ANY:

•

Contractual relationship letter signed by Stephan Schwenk on April 30, 2023, noting “ANY continues to rely on Rezolve for any shortfall in funding necessary to operate the business, including settling invoices for professional service providers. In the event of operational losses, Rezolve is required to fund ANY in order for it to operate sufficiently”.

U.S. Securities and Exchange Commission

January 18, 2024

•

Fees due under the standstill agreement (June 9, 2022) have been paid by Rezolve in the amounts of €70,000 on September 12, 2022 and December 8, 2022 in order to fund ANY payments to the Radio Group for the settlement of trade payables.

•

On September 28, 2023, Rezolve and ANY concluded a loan agreement governed under UK law with a nominal amount of EUR 100,000 (the Loan Agreement). The loan was disbursed from Rezolve to ANY on September 29, 2023.

5.

Staff’s comment: We note from your response to comment 13 that ANY’s shareholders do not have the ability to frustrate your power granted through the power of attorney. We further note that the power of attorney “shall cease upon revocation, which may be declared at any time, and return of this deed to the Principal.” It appears that the ANY shareholders may revoke Peter Vesco’s power of attorney at any time. Please confirm our understanding, and if true, tell us why you believe Rezolve has power when it may be kicked-out at any time. In addition, we note from the power of attorney expired on 31 December 2021. Please explain to us why you continue to believe it provides you power when it appears to be expired.

Response: The Registrant respectfully acknowledges the Staff’s comment is responding to the Staff’s question below.

The Registrant is providing supplementally the agreements listed below which grant Rezolve the power to direct the activities of ANY which most significantly impact ANY:

•

Binding Term sheet dated August 30, 2021: Acts requiring consent of the Buyer (schedule 4) lists the material decisions which most significantly impact the economic variability of ANY and give rise to power since August 2021. The Binding Term sheet has not expired and has not been revoked. The acts requiring consent of the buyer cannot be revoked and therefore, leave Rezolve with the power to direct the activities of ANY. The Binding Term Sheet is an enforceable legal contract.

•	The second Binding Term Sheet dated May 24, 2023, reiterates the acts requiring consent of the Buyer in schedule 3.

•

Signed Confirmation letter details: Effective Power with respect to Any Lifestyle Marketing GMBH section 2, detailing section 2.1 to 2.3, signed by Stephan Schwenk, shareholder of Radio Group (shareholder of ANY). This signed Confirmation letter references schedule 4 of the Binding Term Sheet.

The Registrant believes that kick-out of Rezolve is unlikely given that, the shareholders signed further agreements after December 31, 2021 which leave Rezolve with the power to direct the activities of ANY (as noted above), and these agreements are not revocable unless Rezolve breaches the terms and conditions of the Binding Term Sheet. The ongoing discussions with the Radio Group demonstrate the intention to continue to go forward with completing the transaction such that control under both of the Variable Interest Entity and Voting Interest Model would align.

U.S. Securities and Exchange Commission

January 18, 2024

6.

Staff’s comment: We note your disclosure on page F-18 that “The terms and conditions of the marketing agreement with Radio Group permit Radio Group to terminate the Company’s ability to sell customers radio advertisements on a Radio Group radio station at any time (subject to notice and certain other provisions).” Please tell us how you considered this provision in your analysis under ASC 810. In this regard, tell us whether this provision represents a substantive kick-out right, based on the design of ANY that would permit Rezolve to “enjoy the benefit from sales of advertisements on the Radio Group stations while remaining in compliance with local laws related to the ownership of media organizations” (September 22, 2023 response).

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the above was noted as a revenue risk in the notes to the Company’s financial statements.

The provision does not represent a substantive kick-out right, since the Binding Term Sheet dated August 30th, 2021 requires that Radio Group honor the Marketing Agreement for a period of not less than five years from the date of the Binding Term Sheet. The Registrant refers to 5.1 (“Marketing Agreements”) of the Binding Term Sheet.

Additionally, if the Radio Group did not supply sufficient radio advertising slots for ANY to sell, this is a supply chain risk which is mitigated by the fact that there are over 500 radio stations in Germany with which ANY may enter into separate agreements to obtain and resell their radio advertising slots.

7.

Staff’s comment: We note from your response to comment 11 that you cite a document titled “Power of disposal over ANY Lifestyle Marketing GmbH.” We could not locate such document. Please direct us to where we may find it or provide it to us supplementally if you have not yet done so. Further, you cite various documents in your response to comment 12, such as an Original Term Sheet and Second Term Sheet. Please provide supplementally us with all such documents that give rise to your power of ANY. Last, explain to us how the provisions in a term sheet or memorandum of understanding are enforceable, as we understand that these type documents generally set forth preliminary terms of negotiation but do not represent a meeting of the minds.

Response: The Registrant respectfully acknowledges the Staff’s comment and is supplementally providing “Agreement in context of the binding term sheet” which includes Annex J “Power of disposal over ANY Lifestyle Marketing Agreement GmbH”.

The Registrant is supplementally providing all documents which give Rezolve the power over ANY including the Original Term Sheet (the Binding Term Sheet, August 30th, 2021) and Second Term Sheet (the Binding Term Sheet, May 24th, 2023).

These provisions are enforceable under local law, since they are binding agreements as documented and notarized as required by local law.

8.	Staff’s comment: Please tell us why the power of attorney you provided to us dated August 23, 2021 was not signed by the shareholders of ANY.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that this was an addendum to the Binding Term Sheet in August 2021 in which the shareholders of ANY (Radio Group shareholder Stephan Schwenk (“Mr. Schwenk”)) signed the whole agreement.

U.S. Securities and Exchange Commission

January 18, 2024

We also note that control provided to Rezolve is supported by Mr Schwenk’s Signed Confirmation letter (supplementally provided) which makes reference to the following agreements and clauses:

•	Rezolve Radio Group Binding Term sheet: Acts requiring consent of the Buyer, detailing Schedule 4

•	Effective Power with respect to ANY Lifestyle Marketing GmbH section 2, detailing section 2.1 to 2.3 outlines power held by Rezolve executive management.

The power of attorney, when looked at as part of numerous interlocking rights granted through the above mentioned documents grant power to Rezolve and should not be looked at in isolation.

9.

Staff’s comment: We note on page 68 that the failure of Rezolve to pay cash to the sellers of ANY may result in the reversal of the acquisition of ANY. Please explain to us how the failure to pay cash to the sellers of ANY would result in deconsolidation of ANY when you purportedly control ANY through the Power of Attorney.

Response: The Registrant respectfully acknowledges the Staff’s comment and respectfully advises the Staff that the reversal of ANY is a potential outcome through the courts or if requested by the sellers if Rezolve doesn’t pay the amended acquisition consideration of $7.1 million.

The Registrant highlighted this as a risk factor that if Rezolve fails to pay for ANY, Radio Group may claim through the courts, arbitration or renegotiation that they were not paid the amended consideration and commence legal action to reverse the acquisition of ANY.

Rezolve continues to control ANY through the power criteria established through the Power of Attorney, schedule 4 of the Binding Term Sheet (August 30th, 2021) and renewed through the second Binding Term Sheet (May 24th, 2023).

10.

Staff’s comment: We note your revisions to your disclosures regarding ANY in response to prior comment 13. Notwithstanding the above comments, please further disclose how your involvement with ANY impacted your financial position, financial performance, and cash flows. Refer to ASC 810-10-50-2AA.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on note 10 of the Condensed Interim Carve-Out Consolidated Financial Statements for the periods ending June 30, 2023 and note 15 of the Carve-Out Consolidated Financial Statements for the year ended December 31, 2022.

The Registrant has further disclosed how its involvement with ANY has impacted the financial position, financial performance and cash flows in accordance with ASC 810-10-50-2AA.

Condensed Interim Carve-out Consolidated Statements of Operations, page F-46

U.S. Securities and Exchange Commission

January 18, 2024

11.

Staff’s comment: Tell us why impairment of goodwill of $1,080,110 is its own line item, while impairment of customer lists of $5,612,167 is included in other operating costs and expenses. Please revise in accordance Rule 5-03 of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comments and has revised the disclosure on page F-5 of the Amendment to present the impairment of the customer list separately.

General

12.

Staff’s comment: We note your response to prior comments 4 and 6. Given the significance of your involvement with Radio Group, please refer to them as a related party throughout your filing. Also, disclose all the related party transactions on the face of your statement of comprehensive income in accordance with Rule 4-08(k) of Regulation S-X.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18, 66, 68, 220, 232, 233, 237, 239, 241, 250, 253 and 264 of the Amendment to refer to Radio Group as a related party.

The Registrant has also disclosed all related party transactions on the face of its Carve-out Statement of Comprehensive Loss in accordance with Rule 4-08(k) of Regulation S-X.

13.

Staff’s comment: We note your response to prior comment 9, however, we continue to believe that since the reorganization has not taken place the name appearing on the financial statements should be revised to reflect the current circumstance.

Response: The Registrant respectfully disagrees with the Staff’s comment and has set forth their reasons below.

Overview of the Demerger

The Demerger involves establishing a new holding company, Rezolve AI Limited (“Rezolve AI”), which will acquire specified assets of Rezolve Limited and issue shares for distribution to the existing shareholders in Rezolve Limited in a tax-efficient manner. Assets relevant to the simplified structure in the Company will be segregated and transferred to Rezolve AI. The assets related to the Chinese business which include Rezolve Information Technology (Shanghai) Co. Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd will not be transferred to Rezolve AI. Rezolve AI will end up with the same business as the existing Rezolve Limited but without the Chinese business. If a contract is not assignable it will have to be novated from Rezolve Limited to Rezolve AI. It is anticipated that the Demerger will be completed before the completion of the business combination with Armada, which will be effected with Rezolve AI instead of Rezolve Limited. The listed company will consist of Rezolve AI and its subsidiaries, which will legally not include Rezolve Shanghai directly or indirectly.

These Carve-out Consolidated Financial Statements have been prepared on the basis that the Demerger was completed retrospectively on December 31, 2020, and thus reflects the predecessor company prior to completion of the Demerger.

The Carve-Out Consolidated Financial Statements are for Rezolve AI Limited, which consists of 100% of the transactions of Rezolve Limited and subsidiaries, except for Rezolve China. The reorganization will result in substantially all of Rezolve Limited’s assets and liabilities being transferred to Rezolve AI Limited.

U.S. Securities and Exchange Commission

January 18, 2024

Basis for disagreement

Management feel that the Basis of Presentation note 2.1 of the Carve-Out Consolidated Financial Statements is clear in explaining to the users of the Carve-Out Consolidated Financial Statements that these Carve-Out Consolidated Financial Statements that a view of what Rezolve AI’s net loss, total assets, liabilities and equity would have been had it completed the Demerger on December 31, 2020.

After determining the Basis of preparation used to prepare the financial statements, the Company concluded that the name of the successor company, Rezolve AI Limited is the correct name of the entity on its financial statements as it is the company which will be acquired by Armada subsequent to the completion of the Demerger.

Further, changing the name of the entity on the Carve-Out Consolidated Financial Statements may confuse users of the Carve-out Consolidated Financial Statements and not provide any further benefit. Management has presented information throughout the registration statement to delineate the predecessor’s actual activity as Rezolve Limited and the entity merging with Armada as Rezolve AI Limited. By referring to the Carve-out Consolidated Financial Statements as Rezolve Limited, users may not clearly recognize the relevance of them to Rezolve AI Limited.

* * *

U.S. Securities and Exchange Commission

January 18, 2024

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or require further information, please contact Gerry Williams at (404) 736-7891 or Penny Minna at (410) 580-4228.

Sincerely, Rezolve AI Limited.

/s/ Daniel Wagner
Name: Daniel Wagner Title: Chief Executive Officer

cc:	Penny Minna, Esq.
DLA Piper LLP (US)